As filed with the Securities and Exchange Commission on October 18, 2021

Securities Act File No. 333-255985

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ___	Post-Effective Amendment No. 1

AB LARGE CAP GROWTH FUND, INC.

(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas, New York, New York 10105

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (800) 221-5672

EMILIE D. WRAPP

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, New York 10105

(Name and Address of Agent for Service)

Copies of all communications to:

Paul M. Miller

Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

No filing fee is due because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of securities.

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-255985) consists of the following:

Cover Sheet

Contents of the Registration Statement

1.	Part A—The definitive Prospectus/Proxy Statement as filed on June 21, 2021 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.
2.	Part B—The definitive Statement of Additional Information as filed on June 21, 2021 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.
3.	Part C—Other Information.

Signature Page

Exhibits—The filing is being made solely for the purpose of adding Exhibit 12 to the Registrant's Registration Statement on Form N-14 (File No. 333-255985).

PART C

OTHER INFORMATION

ITEM 15.	Indemnification

It is the Registrant’s policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland, which is incorporated by reference herein, and as set forth in Article EIGHTH of Registrant’s Articles of Incorporation, filed as Exhibit (1) in response to Item 16, Article IX of the Registrant’s Amended and Restated By-Laws filed as Exhibit (2) in response to Item 16 and Section 10 of the Distribution Services Agreement filed as Exhibit (7)(a) in response to Item 16, all as set forth below. The liability of the Registrant’s directors and officers is dealt with in Article EIGHTH of Registrant’s Articles of Incorporation, as set forth below. The Adviser’s, liability for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Advisory Agreement filed as Exhibit (6) in response to Item 16 of this Registration Statement, as set forth below.

Article EIGHTH of the Registrant's Articles of Incorporation provide as follows:

“(1) To the full extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Corporation shall have any liability to the Corporation or its stockholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Corporation whether or not that person is a director or officer at the time of any proceeding in which liability is asserted.”

“(2) The Corporation shall indemnify and advance expenses to its currently acting and its former directors to the full extent that indemnification of directors is permitted by the Maryland General Corporation Law. The Corporation shall indemnify and advance expenses to its officers to the same extent as its directors and may do so to such further extent as is consistent with law. The Board of Directors may by By-Law, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the full extent permitted by the Maryland Corporation Law.”

“(3) No provision of this Article shall be effective to protect or purport to protect any director or officer of the Corporation against any liability to the Corporation or its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.”

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“(4) References to the Maryland General Corporation Law in this Article are to that law as from time to time amended. No amendment to the Charter of the Corporation shall affect any right of any person under this Article based on any event, omission or proceeding prior to the amendment.”

The Advisory Agreement between the Registrant and AllianceBernstein L.P. provides that AllianceBernstein L.P. will not be liable under such agreements for any mistake of judgment or in any event whatsoever except for lack of good faith and that nothing therein shall be deemed to protect AllianceBernstein L.P. against any liability to the Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties thereunder, or by reason of reckless disregard of its duties and obligations thereunder.

The Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.) (“ABI”) provides that the Registrant will indemnify, defend and hold ABI and any person who controls it within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), free and harmless from and against any and all claims, demands, liabilities and expenses which ABI or any controlling person may incur arising out of or based upon any alleged untrue statement of a material fact contained in the Registrant’s Registration Statement, Prospectus or Statement of Additional Information or arising out of, or based upon any alleged omission to state a material fact required to be stated in any one of the foregoing or necessary to make the statements in any one of the foregoing not misleading.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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In accordance with Release No. IC-11330 (September 2, 1980), the Registrant will indemnify its directors, officers, investment manager and principal underwriters only if (1) a final decision on the merits was issued by the court or other body before whom the proceeding was brought that the person to be indemnified (the “indemnitee”) was not liable by reason or willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”) or (2) a reasonable determination is made, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of the directors who are neither “interested persons” of the Registrant as defined in section 2(a)(19) of the Investment Company Act of 1940 nor parties to the proceeding (“disinterested, non-party directors”), or (b) an independent legal counsel in a written opinion. The Registrant will advance attorneys’ fees or other expenses incurred by its directors, officers, investment adviser or principal underwriters in defending a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that he is entitled to indemnification and, as a condition to the advance, (1) the indemnitee shall provide a security for his undertaking, (2) the Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

ARTICLE IX of the Registrant’s Amended and Restated By-laws reads as follows:

ARTICLE IX. Indemnification.

To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The termination of any claim, action, suit or other proceeding involving any person, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that such person did not meet the standards of conduct required for indemnification or payment of expenses to be required or permitted under Maryland law, these Bylaws or the Charter. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

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Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

The foregoing summaries are qualified by the entire text of Registrant’s Articles of Incorporation and Amended and Restated By-Laws, the Advisory Agreement between Registrant and AllianceBernstein L.P. and the Distribution Services Agreement between Registrant and ABI which are filed as Exhibits (1), (2), (6) and (7)(a), respectively, in response to Item 16 and each of which are incorporated by reference herein.

The Registrant participates in a joint directors’ liability insurance policy issued by the ICI Mutual Insurance Company. Under this policy, outside trustees and directors are covered up to the limits specified for any claim against them for acts committed in their capacities as trustee or director. A pro rata share of the premium for this coverage is charged to each participating investment company. In addition, the Adviser’s liability insurance policy, which is issued by a number of underwriters, including Greenwich Insurance Company as primary underwriter, extends to officers of the Registrant and such officers are covered up to the limits specified for any claim against them for acts committed in their capacities as officers of the investment companies sponsored by the Adviser.

ITEM 16.	Exhibits

(1) (a) Articles of Incorporation of the Registrant dated July 9, 1992 - Incorporated by reference to Exhibit 1(a) to Post-Effective Amendment No. 14 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on January 30, 1998.

(b) Articles of Amendment to Articles of Incorporation of the Registrant dated July 31, 1992 and filed August 3, 1992 - Incorporated by reference to Exhibit 1(b) to Post-Effective Amendment No. 14 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on January 30, 1998.

(c) Certificate of Correction of Articles of Amendment dated September 22, 1992 and filed September 24, 1992 - Incorporated by reference to Exhibit 1(c) to Post-Effective Amendment No. 15 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 30, 1998.

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(d)	Articles Supplementary to Articles of Incorporation of the Registrant dated April 29, 1993 and filed April 30, 1993 - Incorporated by reference to Exhibit 1(d) to Post-Effective Amendment No. 15 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 30, 1998.

(e)	Articles Supplementary to Articles of Incorporation of the Registrant dated September 30, 1996 and filed October 1, 1996 - Incorporated by reference to Exhibit 1(c) to Post-Effective Amendment No. 11 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on February 3, 1997.

(f)	Articles of Amendment to Articles of Incorporation of the Registrant dated March 19, 2003 and filed March 20, 2003 – Incorporated by reference to Exhibit (a)(6) to Post-Effective Amendment No. 28 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on August 7, 2003.

(g)	Articles Supplementary to Articles of Incorporation of the Registrant dated July 31, 2003 and filed August 1, 2003 - Incorporated by reference to Exhibit (a)(7) to Post-Effective Amendment No. 28 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on August 7, 2003.

(h)	Articles of Amendment to Articles of Incorporation of the Registrant dated October 19, 2004 and filed December 8, 2004 – Incorporated by reference to Exhibit (a)(8) to Post-Effective Amendment No. 32 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on February 28, 2005.

(i)	Articles Supplementary to Articles of Incorporation of the Registrant dated February 17, 2005 and filed February 22, 2005 – Incorporated by reference to Exhibit (a)(9) to Post-Effective Amendment No. 32 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on February 28, 2005.

(j)	Articles Supplementary to Articles of Incorporation of the Registrant dated September 22, 2008 and filed September 30, 2008 – Incorporated by reference to Exhibit (a)(10) to Post-Effective Amendment No. 37 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 30, 2008.

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	(k)	Articles Supplementary to Articles of Incorporation of the Registrant dated June 24, 2015 and filed June 24, 2015 – Incorporated by reference to Exhibit (a)(11) to Post-Effective Amendment No. 49 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on June 26, 2015.

	(l)	Articles of Amendment of Articles of Incorporation of the Registrant, Effective January 20, 2015 and filed January 20, 2015 – Incorporated by reference to Exhibit (a)(12) to Post-Effective Amendment No. 51 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 30, 2015.

	(m)	Articles Supplementary to Articles of Incorporation of the Registrant dated January 31, 2017 and filed February 3, 2017 – Incorporated by reference to Exhibit (a)(13) to Post-Effective Amendment No. 55 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 30, 2017.

(2)	Amended and Restated By-Laws of the Registrant – Incorporated by reference to Exhibit (2) of Registrant’s Registration Statement on Form N-14AE (File No. 333-136475), filed with the Securities and Exchange Commission on August 10, 2006.

(3)	Voting Trust Agreements. – Not Applicable.

(4)	Form of Agreement and Plan of Reorganization – Incorporated by referenced to Appendix E to Part A of the Registration Statement on Form N-14 (File No. 333-255985), filed with the Securities and Exchange Commission on May 11, 2021.

(5)	Instruments defining the rights of holders of the securities being registered. – Not Applicable.

(6)	Advisory Agreement between the Registrant and AllianceBernstein L.P., dated November 13, 2019 – Incorporated by reference to Exhibit (d) to Post-Effective Amendment No. 61 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 28, 2020.

(7)	(a)	Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly Alliance Fund Distributors, Inc.), dated November 13, 2019 – Incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No. 61 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 28, 2020.

	(b)	Selected Dealer Agreement between AllianceBernstein Investments, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated making available shares of the Registrant, effective April 30, 2009 – Incorporated by reference to Exhibit (e)(8) to Post-Effective Amendment No. 39 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.

	(c)	Load Fund Operating Agreement between AllianceBernstein Investments, Inc. and Charles Schwab & Co., Inc. making available shares of the Registrant, dated as of June 1, 2007 – Incorporated by reference to Exhibit (e)(9) to Post-Effective Amendment No. 39 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.
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	(d)	Cooperation Agreement between AllianceBernstein Investments, Inc. (formerly known as AllianceBernstein Research Management, Inc.) and UBS AG, effective November 1, 2005 – Incorporated by reference to Exhibit (e)(10) to Post-Effective Amendment No. 39 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.

	(e)	Form of Selected Agent Agreement for Depository Institutions and their Subsidiaries between AllianceBernstein Investments, Inc. and selected agents making available shares of the Registrant - Incorporated by reference to Exhibit (e)(8) to Post-Effective Amendment No. 112 of the Registration Statement on Form N-1A of The AB Portfolios (File Nos. 33-12988 and 811-05088), filed with the Securities and Exchange Commission on December 29, 2017.

	(f)	Form of Selected Agreement for Broker-Dealers between AllianceBernstein Investments, Inc. and selected dealers offering shares of the Registrant - Incorporated by reference to Exhibit (e)(10) to Post-Effective Amendment No. 166 of the Registration Statement on Form N-1A of AB Discovery Growth Fund, Inc. (File Nos. 2-10768 and 811-00204), filed with the Securities and Exchange Commission on October 29, 2019.

(8)	Bonus, profit sharing, pension or other similar contracts or arrangements. - Not applicable.

(9)	Master Custodian Agreement between the Registrant and State Street Bank and Trust Company, effective August 3, 2009 – Incorporated by reference to Exhibit (g) to Post-Effective Amendment No. 51 of the Registration Statement on Form N-1A of AllianceBernstein Variable Products Series Fund, Inc. (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 2010.

(10)	(a)	Rule 12b-1 Plan – See Exhibit 7(a) hereto.

	(b)	Amended and Restated Rule 18f-3 Plan, dated August 1, 2019 – Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 59 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 29, 2019.

(11)	Opinion and Consent of Seward & Kissel LLP regarding the legality of securities being registered – Incorporated by reference to Exhibit (11) to the Registrant’s Registration Statement on Form N-14 (File No. 333-255985), filed with the Securities and Exchange Commission on May 11, 2021.

(12)	Opinion and Consent of Seward & Kissel LLP as to Tax matters – Filed herewith.

(13)	(a)	Transfer Agency Agreement dated July 21, 1992 between the Registrant and AllianceBernstein Investor Services, Inc. (formerly known as Alliance Fund Services, Inc.) - Incorporated by reference to Exhibit 9 to Post-Effective Amendment No. 14 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on January 30, 1998.

	(b)	Amendment to Transfer Agency Agreement between the Registrant and AllianceBernstein Investor Services, Inc., dated June 14, 2006– Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 53 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 28, 2016.

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(c) Expense Limitation Undertaking, dated January 3, 2010, between the Registrant and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 53 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 28, 2016.

(d) Management Fee Waiver Undertaking, dated June 1, 2016, amended as of May 1, 2019, by AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(47) to Post-Effective Amendment No. 274 of the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716), filed with the Securities and Exchange Commission on November 29, 2019.

	(14)	Consent of Independent Registered Public Accounting Firm – Incorporated by reference to Exhibit (14) to the Registrant’s Registration Statement on Form N-14 (File No. 333-255985), filed with the Securities and Exchange Commission on May 11, 2021.

	(15)	Financial Statements omitted pursuant to Item 14(a)(1). - Not applicable

	(16)	Powers of Attorney for: Jorge A. Bermudez, Michael J. Downey, Onur Erzan, Nancy P. Jacklin, Jeanette W. Loeb, Carol C. McMullen, Garry L. Moody, Marshall C. Turner, Jr. and Earl D. Weiner – Incorporated by reference to Exhibit (16) to the Registrant’s Registration Statement on Form N-14 (File No. 333-255985), filed with the Securities and Exchange Commission on May 11, 2021.

	(17)	Additional Exhibits. – Not Applicable.

ITEM 17.	Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act 17 CFR 230.145(c), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed below on its behalf by the undersigned, duly authorized, in the City of New York and State of New York on the 18th day of October, 2021.

AB LARGE CAP GROWTH FUND, INC.

By:	/s/ Onur Erzan
Onur Erzan, President

As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Onur Erzan	President, Chief Executive	October 18, 2021
Onur Erzan	Officer

Jorge A. Bermudez*	Director	October 18, 2021
Jorge A. Bermudez

Michael J. Downey*	Director	October 18, 2021
Michael J. Downey

Onur Erzan*	Director	October 18, 2021
Onur Erzan

Nancy P. Jacklin*	Director	October 18, 2021
Nancy P. Jacklin

Jeanette W. Loeb*	Director	October 18, 2021
Jeanette W. Loeb

Carol C. McMullen*	Director	October 18, 2021
Carol C. McMullen

Garry L. Moody*	Director	October 18, 2021
Garry L. Moody

Marshall C. Turner, Jr*	Director	October 18, 2021
Marshall C. Turner, Jr.

Earl D. Weiner*	Director	October 18, 2021
Earl D. Weiner

Joseph J. Mantineo*	Treasurer and Chief	October 18, 2021
Joseph J. Mantineo	Financial Officer

*By: /s/ Eric C. Freed		October 18, 2021
Eric C. Freed, Attorney-in-Fact
(Pursuant to Powers of Attorney)

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Exhibit List

(12)	Opinion of Seward & Kissel LLP regarding certain tax matters